SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 6, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following on December 6, 2012 on the Hong Kong Stock Exchange’s website at:

(i) http://www.hkexnews.hk/listedco/listconews/SEHK/2012/1206/LTN20121206396.pdf, an announcement regarding a proposed amendment to the articles of association of the Company and a proposed change to the board of directors of the Company;

(ii) http://www.hkexnews.hk/listedco/listconews/SEHK/2012/1206/LTN20121206420.PDF, a circular regarding a proposed amendment to the articles of association of the Company, a proposed change to the board of directors of the Company, and notice of the Company's first extraordinary general meeting of 2013, to be held on January 24, 2013 (the "EGM");

(iii) http://www.hkexnews.hk/listedco/listconews/SEHK/2012/1206/LTN20121206434.pdf, notice of the EGM;

(iv) http://www.hkexnews.hk/listedco/listconews/SEHK/2012/1206/LTN20121206444.PDF, a form of proxy for the EGM;

(v) http://www.hkexnews.hk/listedco/listconews/SEHK/2012/1206/LTN20121206466.PDF, a reply slip;

(vi) http://www.hkexnews.hk/listedco/listconews/SEHK/2012/1206/LTN20121206489.pdf, a notification letter regarding publication of notice of the EGM; and

(vii) http://www.hkexnews.hk/listedco/listconews/SEHK/2012/1206/LTN20121206521.pdf, a list of members of the board of directors of the Company and their role and function.

English versions of the above are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Liu Wei and Xie Bing
Name:	Liu Wei and Xie Bing
Title:	Joint Company Secretaries

Date: December 6, 2012